NEOGENOMICS, INC.
12701 Commonwealth Drive, Suite 9
Fort Myers, Florida 33913

February 4, 2009

VIA EDGAR

United States Securities and Exchange Commission
100 F. Street, N.E.
Mail Stop 3561
Washington, DC  20549

Attention:	John Reynolds, Assistant Director
Jim Lopez, Legal Branch Chief
Edwin Kim

Re:	NeoGenomics, Inc.
Registration Statement on Form S-1 (the “Form S-1”)
File No. 333-155784

Ladies and Gentlemen:

Pursuant to the request of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), NeoGenomics, Inc. (the “Company”) has attached a proposed revision to a risk factor appearing on page 15 of the Company’s Registration Statement on Form S-1 (File No. 333-155784) (the “Registration Statement”) as Appendix A to this letter (the “Revised Risk Factor”).  Following effectiveness of the Registration Statement, the Company intends to promptly file a prospectus with the Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Prospectus”).  The Company intends to include the Revised Risk Factor in the Prospectus.

We trust that this response satisfactorily responds to your request. Should you require further information, please contact our legal counsel Clayton E. Parker, Esq. at (305) 539-3306 or Mark E. Fleisher, Esq. at (305) 539-3383.

Very truly yours, /s/ Jerome J. Dvonch Jerome J. Dvonch Principal Accounting Officer

cc:	Clayton E. Parker, Esq. Mark E. Fleisher, Esq.

February 4, 2009

APPENDIX A

Existing federal laws governing Medicare and Medicaid, as well as some other state and federal laws, also regulate certain aspects of the relationship between healthcare providers, including clinical and anatomic laboratories, and their referral sources, including physicians, hospitals and other laboratories. Certain provisions of these laws, known as the "anti-kickback law" and the “Stark Laws”, contain extremely broad proscriptions. Violation of these laws may result in criminal penalties, exclusion from Medicare and Medicaid, and significant civil monetary penalties.  We will seek to structure our arrangements with physicians and other customers to be in compliance with the anti-kickback, Stark and state laws, and to keep up-to-date on developments concerning their application by various means, including consultation with legal counsel.  However, we are unable to predict how these laws will be applied in the future and the arrangements into which we enter may become subject to scrutiny thereunder.

Furthermore, the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), and other state laws contains provisions that affect the handling of claims and other patient information that are, or have been, transmitted electronically and regulate the general disclosure of patient records and patient health information. These provisions, which address security and confidentiality of patient information as well as the administrative aspects of claims handling, have very broad applicability and they specifically apply to healthcare providers, which include physicians and clinical laboratories. Although we believe we have complied with the Standards, Security and Privacy rules under HIPAA and state laws, an audit of our procedures and systems could find deficiencies.  Such deficiencies, if found, could have a material adverse effect on the Company’s business, results of operations and financial condition and subject us to liability.

We Are Subject To Security Risks Which Could Harm Our Operations

Despite the implementation of various security measures by us, our infrastructure is vulnerable to computer viruses, break-ins and similar disruptive problems caused by our customers or others.  Computer viruses, break-ins or other security problems could lead to interruption, delays or cessation in service to our customers.  Further, such break-ins whether electronic or physical could also potentially jeopardize the security of confidential information stored in our computer systems of our customers and other parties connected through us, which may deter potential customers and give rise to uncertain liability to parties whose security or privacy has been infringed.  A significant security breach could result in loss of customers, damage to our reputation, direct damages, costs of repair and detection, and other expenses.  The occurrence of any of the foregoing events could have a material adverse effect on our business, results of operations and financial condition.

We Are Controlled By Existing Stockholders And Therefore Other Stockholders Will Not Be Able To Direct The Company

Effective voting control of the Company is held by a relatively small group of stockholders.  These stockholders effectively retain control of our Board of Directors and determine all of our corporate actions. In addition, the Company and stockholders owning and/or having the right to vote 11,737,417 shares, or approximately 36.6% of the Company’s voting shares outstanding as of December 31, 2008 have executed a Shareholders’ Agreement that, among other provisions, gives Aspen, our largest stockholder, the right to elect three out of the seven directors authorized for our Board, and nominate one mutually acceptable independent director. Accordingly, it is anticipated that Aspen and other parties to the Shareholders’ Agreement will continue to have the ability to effectively elect a controlling number of the members of our Board of Directors. Such concentration of ownership may also have the effect of delaying or preventing a change in control of the Company.

No Foreseeable Dividends

We do not anticipate paying dividends on our common stock in the foreseeable future.  Rather, we plan to retain earnings, if any, for the operation and expansion of our business.

There May Not Be A Viable Public Market For Our Common Stock

We cannot predict the extent to which investor interest in our Company will sustain an active trading market for our common stock on the Over-The-Counter Bulletin Board or any other stock market or how liquid any such market might remain. If an active public market is not sustained, it may be difficult for our stockholders to sell their shares of common stock at a price that is attractive to them, or at all.